Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated July 23, 2014

Fantex, Inc.

On July 16, 2014, ESPN Radio 104.5 FM broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), the transcript of which is attached hereto as Annex A (the “Broadcast”). The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) and Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Arian Foster, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” “EJ Manuel Offering,” “Arian Foster Offering” and “Mohamed Sanu Offering,” respectively, and collectively, the “Offerings”). The Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-191772 and 333-196437, respectively), as amended (the “Vernon Davis Registration Statement,” “EJ Manuel Registration Statement,” “Arian Foster Registration Statement” and “Mohamed Sanu Registration Statement,” respectively, and collectively, the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast includes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statements, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, ESPN Radio 104.5 FM host Armen Williams stated that “Fantex Brokerage Services LLC, is the company that’s going in unchartered territory. They’re the first company to offer stock in players and they are offering stock in E.J. Manuel, and that IPO offering appears to be closing soon.” Mr. Williams also stated “because we as sports fans, you know go, from the outside, man Fantex LLC, you guys are selling stock in players .” Mr. French also states that, after the close of an initial public offering, “then whatever happens in the market place, when someone comes out and says okay I’m willing to buy it for whatever, someone has to be willing to sell it.” The Company clarifies that the Company conducted the Vernon Davis Offering and the EJ Manuel Offering and is conducting the Mohamed Sanu Offering. Any and all trades of Fantex Series Vernon Davis and Fantex Series EJ Manuel will be conducted on a platform operated by Fantex Brokerage Services, LLC (“FBS”), an affiliate of the Company and a registered alternative trading system.

•                  During the Broadcast, Mr. Williams referred to FBS as “the first company to offer stock in players and they are offering stock in E.J. Manuel, and that IPO offering appears to be closing soon” and stated that “it appears the IPO for E.J. Manuel could be closing this week.” Mr. Williams also stated “we as sports fans, you know go, from the outside, man Fantex LLC, you guys are selling stock in players. I want some stock in LeBron ….” ESPN Radio 104.5 FM host Jeff Levack asked if during some point of E.J. Manuel’s life “do I no longer own stock in his earnings or is that for as long as he’s making money?”  Additionally, when talking about professional athlete LeBron James, Mr. Levack stated that LeBron James “is an investment,” to which Mr. Williams stated “I go, damn, I wish I had stock in this guy.” The Company notes that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company. The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).

•                  During the Broadcast, Mr. French states that “[w]e’ve requested effectiveness from the SEC, which hopefully we’ll hear about today, and that allows us to close the transaction on Friday” and “for those interested, they can go to Fantex.com up until that point, and reserve shares in the IPO that’s anticipated to close on Friday.” Mr. Williams also states “Bills fans, July 18th, Fantex will be closing the initial IPO for E.J. Manuel.” The Company clarifies that on July 21, 2014, the Company closed the EJ Manuel Offering. In connection with the EJ Manuel Offering, on July 21, 2014, the Company filed a certificate of designations with the Secretary of State of the State of Delaware, effective on July 21, 2014, authorizing the Fantex Series EJ Manuel and establishing the rights of the holders of the Fantex Series EJ Manuel.

•                  During the Broadcast, Mr. French states that “[w]e also announced a dividend of 70-cents per share. It’s going to be paid out on August 18th, based on shareholders of record on August 15th. So that was an exciting milestone for us as well, to actually declare a 70-cent per share dividend to the shareholders.” The Company clarifies that on May 27, 2014, the Company declared a dividend of $0.70 per share of Fantex Series Vernon Davis payable to holders of record on August 15, 2014 for an aggregate payment of $294,770 on August 18, 2014. The Company’s board of directors is permitted, but not required, to declare and pay dividends on the Fantex Series Vernon Davis. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series Vernon Davis, but is not obligated to do so. A more detailed description of the dividend policy is available in the Registration Statements.

•                  During the Broadcast, Mr. French states that “the next brand we’re working with and we’ve filed a registration statement for is Fantex Mohamed Sanu.” The Company clarifies that it has filed the Mohamed Sanu Registration Statement for the Fantex Series Mohamed Sanu.

•                  During the Broadcast, Mr. Levack asked if during some point of E.J. Manuel’s life “do I no longer own stock in his earnings or is that for as long as he’s making money?” to which Mr. French replied “[s]o, as long as he’s making money, the contract that Fantex signs with E.J. Manuel, we will have a right to that percentage. In E.J. Manuel’s case it’s ten-percent of his future brand income.” The Company further clarifies that under the terms of the EJ Manuel Brand Agreement, the Company acquired a 10% interest in the brand income, as defined in the EJ Manuel Brand Contract, of EJ Manuel. The Company also further clarifies that brand income generally means gross monies or other consideration (including rights to make investments) that EJ Manuel receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of Mr. Manuel’s brand income is available in the Registration Statements.

•                  During the Broadcast, Mr. French states “we estimated E.J’s potential to earn brand income without us working within helping to develop his brand, at about $105-million. And we discount that rate, that amount back to adjust for risks, so we’re acquiring it at a $50-million evaluation, so that’s kind of the ten-percent, for approximately $5-million.” The Company clarifies that the undiscounted estimation of Mr. Manuel’s brand was $105,194,532 and the discounted estimation was $49,611,344 at a weighted-average discount rate of 14.6%. Pursuant to the EJ Manuel Brand Contract, the Company paid EJ Manuel a one-time cash amount of $4.98 million. For more information, please see the sections entitled “EJ Manuel Brand Contact, at Estimated Fair Value — EJ Manuel Estimated Brand Income” and “EJ Manuel Brand — EJ Manuel Brand Contract” in the Registration Statements.

•                  During the Broadcast, Mr. Williams states that “E.J. Manuel is the second athlete you guys have chosen Buck French; the first one was Vernon Davis.” The Company clarifies that Arian Foster, a professional athlete in the National Football League, was the second athlete to enter into a brand contract with the Company. Reference is made to the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract”). On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the Arian Foster

Offering. Although the Company will continue to work with Arian Foster through his recovery and intends to continue with the Arian Foster Offering at an appropriate time in the future, the Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Arian Foster or Mohamed Sanu, the expected lengths of the careers of Vernon Davis, EJ Manuel, Arian Foster and Mohamed Sanu, prospects, plans, market opportunities and the trends that may affect the Company or EJ Manuel. The Company generally identifies forward-looking statements by words such as “expect,” “imagine,” “could,” “hope,” “believes,” “estimates,” “intend,”  “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast with ESPN 104.5 FM

MEDIA:	Radio Interview

STATION:	ESPN 104.5 FM

MARKET:	Albany, NY

DATE:	July 16, 2014

PROGRAM:	Armen & Levack

SUBJECT:	Armen Williams at ESPN Radio-Albany

Armen Williams, Co-host

Alright it is a big week for our friends at Fantex. Fantex Brokerage Services LLC, is the company that’s going in unchartered territory. They’re the first company to offer stock in players and they are offering stock in E.J. Manuel, and that IPO offering appears to be closing soon. Let’s bring in Fantex CEO Buck French on, to join us, on your home for New York sports, 104.5 The Team, it’s Armen and Levack. Buck thanks for your time today, I know it’s a busy week for you and you guys at Fantex, going where no company has ever gone before and it appears the IPO for E.J. Manuel could be closing this week. Can you give us the details on that?

Buck French, CEO of Fantex

Yea, so, we’re excited. We’ve requested effectiveness from the SEC, which hopefully we’ll hear about today, and that allows us to close the transaction on Friday. It’s anticipated that we’ll stop taking reservation for the Fantex E.J. Manuel IPO on Thursday at 11:59p.m. So, for those interested, they can go to Fantex.com up until that point, and reserve shares in the IPO that’s anticipated to close on Friday.

Jeff Levack, Co-host

So what is that like mean? You know, I do all my stuff through my guy. So, the IPO closes, I can no longer buy it or I can’t get it at a certain rate?

French

You can’t buy it, in the initial public offering. You will be able to, if people are willing to sell the shares, buy them in the secondary markets. So the way it normally works is, when you close an IPO transaction those who get to buy it initially, get that $10 per share, and then whatever happens in the market place, when someone comes out and says okay I’m willing to buy it for whatever, someone has to be willing to sell it. And it’s no longer being sold from the company as an IPO stock.

Williams

E.J. Manuel is the second athlete you guys have chosen Buck French; the first one was Vernon Davis. How has it gone so far with Vernon Davis? What have you guys seen? What has the response been like?

French

You know, things have been going great. It’s been execiting to work with Vernon and his brand. You know we were excited that the transaction closed on April 28th. We also announced a dividend of 70-cents per share. It’s going to be paid out on August 18th, based on shareholders of record on August 15th. So that was an exciting milestone for us as well, to actually declare a 70-cent per share dividend to the shareholders.

Levack

Alright, I gotta [sic] ask you, who’s in the works? Who’s coming down the tube next?

French

[laughs]  So, the next brand we’re working with and we’ve filed a registration statement for is Fantex Mohamed Sanu. Mohamed Sanu’s a wide receiver for the Cincinnati Bengals.

Williams

Now how do you guys decide on these individuals? How does that process, well, because we as sports fans, you know go, from the outside, man Fantex LLC, you guys are selling stock in players. I want some stock in LeBron, go get him. You know, how do you guys decide these players? How does this happen?

French

Well, if you want to be able to get LeBron do you have any connections?

[Laughter]

French

I’ll talk to you after the radio show…

[Laughter]

Levack

Apparently everybody has sources to LeBron, right? That’s what we learned over the last couple of weeks.

French

[laughs] Yea, you know, we come up with players different sports that we think, first, fundamentally are individuals of character. They have potential, not only in their career, but importantly, potential to establish a post-career around their brand. So, you know, there’s [sic] many potential athletes we’re looking to work with. You know, guys like Vernon Davis or E.J. Manuel, or Mohamed Sanu, those individuals are just ones that stepped up first. And our goal is to have many athletes on the platform. I can’t promise you LeBron James, not athletes on the platform, I should say, their brand on the platform. So, I can’t promise you LeBron James’ brand, but who knows what the future holds.

Levack

Is there ever like a drop out, like, in their future, like you mentioned a career after their sports. So, like E.J. Manuel goes on to become a broadcaster and continue to make money moving forward. At some point in his life, do I no longer own stock in his earnings or is that for as long as he’s making money?

French

So, as long as he’s making money, the contract that Fantex signs with E.J. Manuel, we will have a right to that percentage. In E.J. Manuel’s case it’s ten-percent of his future brand income. And so we estimated E.J’s potential to earn brand income without us working within helping to develop his brand, at about $105-million. And we discount that rate, that amount back to adjust for risks, so we’re acquiring it at a $50-million evaluation, so that’s kind of the ten-percent, for approximately $5-million. That’s kind of how the situation works. So, if he realizes his potential or more, then we should realize greater income off of that. And if he doesn’t then obviously it’s less.

Williams

Buck French, CEO of Fantex Brokerage Services LLC, and here we go football fans; Bills fans, July 18th, Fantex will be closing the initial IPO for E.J. Manuel, so get on that at Fantex.com. Buck thank you so much for joining us today.

French

No, we appreciate being on the show and wish you guys the very best.

Williams

Absolutely man, it’s a very cool concept that Fantex…

Levack

It’s real life Fantasy Football.

Williams

[laughs]  It’s nuts, it’s nuts.

[Laughter]

Levack

I mean if you luck out, and you get a hold of somebody for $10 a share, and all of a sudden they blow up and sign a monster contract or a deal with like, Vitamin Water, you could get paid.

Williams

It’s made me look at sports differently. Like when I look at LeBron James now…

Levack

He’s an investment.

Williams

…I go, damn, I wish I had stock in this guy. You know?

Levack

That would be awesome; awesome. [laughs]

Williams

I’m just curious if this is the future, if more and more athletes start opening themselves up for stock. I mean it’s an interesting concept.

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